

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Oscar K. Brown
Principal Financial Officer
FREYR Battery, Inc.
1209 Orange Street
Wilmington, Delaware 19801

> **Re: FREYR Battery, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 19, 2023**
> **File No. 333-274434**

Dear Oscar K. Brown:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Form S-4/A

Risk Factors

The FREYR Delaware Amended and Restated Certificate of Incorporation and Bylaws will designate the Court of Chancery..., page 22

1. We note that the scope of forum selection provision in your Amended and Restated Certificate of Incorporation is not identical to the provision in your Amended and Restated Bylaws. We also note your disclosure that the forum selection provision in your Amended and Restated Certificate of Incorporation does not apply to establish the Court of Chancery of the State of Delaware as the forum for actions or proceedings brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

2.   Please ensure that your disclosure is consistent with the scope of the provisions in your Amended and Restated Certificate of Incorporation and Bylaws.

     Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Denis Klimentchenko